Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.

Miami  ■  Ft. Lauderdale  ■  Tampa
December 8, 2005
VIA EDGAR AND FACSIMILE
Daniel F. Duchovny, Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	IVAX Corporation Schedule TO-I Filed November 23, 2005 File Number 005-37214
Dear Mr. Duchovny:
     This letter is in response to the Staff’s comments regarding the above-referenced filing, which you provided in your letter dated December 5, 2005. Each capitalized term used in this letter without definition has the meaning given to it in the above-referenced Schedule TO-I.
     Set forth below are IVAX’ responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.
Schedule TO-I
Item 4. Terms of the Transaction
1.	With respect to your disclosure in subsection (b), please tell us why you need to qualify your disclosure “to the best of your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the disclosure in Item 8(a) of this Schedule.
     As disclosed in the Schedule TO-I, IVAX is required to conduct the Offer under the terms of the Indenture. The Indenture requires IVAX to purchase all Notes properly tendered and not withdrawn prior to the Expiration Date and does not permit IVAX to reject tenders of Notes from any Holder. Dr. Phillip Frost, the Chairman of the Board and Chief Executive Officer of IVAX, is the beneficial owner of $20.0 million aggregate principal amount of the Notes. Based upon discussions with Dr. Frost, IVAX does not believe that Dr. Frost will tender any Notes in the Offer. However, if Notes were to be tendered on Dr. Frost’s behalf then the
150 West Flagler Street, Suite 2200  ■   Miami, Florida 33130  ■  Phone (305) 789-3200  ■  Fax (305) 789-3395  ■  www.stearnsweaver.com

Daniel F. Duchovny
December 8, 2005

Indenture would require IVAX to purchase those Notes. The disclosure in Item 4(b) of the Schedule TO-I has been revised accordingly as has Item 8(a) which has been amended to reflect the Notes beneficially owned by Dr. Frost.
Exhibit (a)(5)(i)
2.	On page 2 of your press release you stated that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
     This will confirm that IVAX will not rely on the safe harbor afforded by the Private Securities Litigation Reform Act of 1995 in communications in connection with statements related to the Offer and will not make reference to that Act in connection with its future communications in connection with the Offer.
Notice of Change in Control and Offer to Purchase
Notice of Change in Control
3.	We note that your offer expires on December 23, 2005 but you will only purchase tendered securities on January 9, 2006. We also note in the section “The Offer – Acceptance of Notes for Payment” that you will accept for payment the tendered securities on January 9. Please provide us your analysis for how this procedure complies with Rule 13e-4(f)(5). Alternatively, revise your disclosure throughout the offer document to comply with that rule.
     Section 3.07 of the Indenture expressly requires IVAX to hold the offer open for 30 days after the date of the Offer to Purchase and to repurchase all Notes validly tendered and not withdrawn 45 days after the date of the Offer to Purchase. IVAX believes it is appropriate to interpret the term “promptly” in Rule 13e-4(f)(5) in light of and consistent with the express terms of the Indenture. Under the terms of its Offer, on the first business day following the expiration of the 45-day period required by the Indenture, IVAX will purchase all Notes validly tendered and not withdrawn as of the close of business on December 23, 2005. As a result, IVAX believes that the terms of its Offer as set forth in its Schedule TO-I and Offer to Purchase comply with the provisions of Rule 13e-4(f)(5).
4.	We note your disclosure in the third paragraph of this notice that the supplemental indenture will be executed “upon consummation of the Merger.” Please tell us, with a view toward revised disclosure, when you expect the merger to be completed.
■  www.stearnsweaver.com■

Daniel F. Duchovny
December 8, 2005

     As previously disclosed in their public filings, IVAX and Teva presently expect the Merger to be completed in either late 2005 or the first quarter of 2006. However, a condition to the parties’ obligation to effect the Merger is the expiration of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. As disclosed in the press release filed as Exhibit 99.1 to IVAX’ Current Report on Form 8-K filed on November 25, 2005, IVAX will provide at least 15 days notice of the anticipated closing date of the Merger.
Summary Term Sheet, page 1
5.	Refer to the disclosure under the question “Until what time can I withdraw previously tendered Notes?” Please specify the date that is 40 days from the commencement of the offer.
     The disclosure has been revised as requested in the Schedule TO-I.
     We have attempted to address each of the comments raised in your letter. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.
     Thank you for your assistance.

Very truly yours,
/s/Alison W. Miller

Alison W. Miller, Esq.

cc: Steven D. Rubin, IVAX Corporation
■  www.stearnsweaver.com■